      EXHIBIT 20.1

NEWS	Thomas & Betts Corporation 8155 T&B Boulevard Memphis, TN 38125 (901) 252-5466

For Immediate Release

THOMAS & BETTS CORPORATION
REPORTS THIRD QUARTER 2003 RESULTS

MEMPHIS, Tenn. — October 20, 2003 — Thomas & Betts Corporation (NYSE: TNB) today reported financial results for the quarter and nine-month period ended September 28, 2003.

     Third quarter 2003 sales were $338.7 million, up 3.4 percent compared to sales of $327.5 million in the same period last year. The sales increase is due primarily to favorable foreign currency impact in the company's Electrical segment.

     The company reported earnings from operations of $17.6 million for the third quarter 2003 compared to earnings from operations of $13.4 million in the third quarter 2002.

     "We continue to make progress in completing the turnaround of Thomas & Betts and building a solid foundation for further improving our competitive and financial performance, despite operating in very weak markets," said T. Kevin Dunnigan, chairman and chief executive officer. "During the quarter just ended, we reduced inventories by approximately $13 million, closed a satellite distribution center and continued to maintain discipline in our pricing strategy. All of these actions put additional pressure on our gross margin in the third quarter but were the right decisions for the long-term health of the company."

     Dunnigan continued, "We also further reduced SG&A in the quarter — in both absolute dollars and as a percentage of sales — without sacrificing ongoing efforts to strengthen marketing efforts. Unfortunately, the benefit from these actions has been offset by adverse market demand and related pricing pressure."

     In addition to $3.7 million in costs associated with closing the satellite distribution center, third quarter 2003 operating earnings include a charge of approximately $2.0 million for excess and obsolete (E&O) inventory. Third quarter 2002 earnings from operations included $5.5 million of charges related to a manufacturing restructuring program and a $4.6 million charge for exposure associated with the bankruptcy of a customer in the company's Communications segment.

     Net income for the third quarter 2003 was $11.8 million, or $0.20 per basic and fully diluted share, compared to a net loss of $10.6 million, or a $0.18 loss per share in the third quarter last year. Third quarter 2003 other (expense) income included a pre-tax benefit of $8.9 million from the favorable settlement of a commercial lawsuit. The prior-year third quarter other (expense) income included a pre-tax charge of $19.0 million related to the settlement of a consolidated securities class-action lawsuit.

GROSS MARGIN AND SG&A

     The gross margin for the period just ended was 25.0 percent of sales, flat with the same period last year. Third quarter 2003 gross margin performance reflects the previously noted charge for closing the distribution facility and the E&O inventory charge, as well as the under absorption of fixed costs resulting from the company’s $13 million inventory reduction since June 29, 2003. The gross margin in the third quarter 2002 included the charges for the manufacturing restructuring program and customer bankruptcy noted above.

     Selling, general and administrative (SG&A) expenses during the third quarter 2003 were down in both absolute dollars and as a percent of sales despite the impact of foreign currency. SG&A was $67.0 million, or 19.8 percent of sales, in the quarter just ended, compared to $68.3 million, or 20.9 percent of sales, in the third quarter 2002. The improvement reflects the ongoing focus on tightly managing expenses.

SEGMENT RESULTS

     Third quarter 2003 sales and earnings in the company’s Electrical segment were $265.7 million and $14.3 million, respectively. In the prior-year period, Electrical segment sales and earnings were $255.8 million and $10.8 million respectively. The sales increase is due primarily to the favorable impact of foreign currency. Current quarter segment earnings were adversely impacted by the under absorption of fixed costs from the inventory reduction and the charge for E&O inventory referenced earlier. 2002 results included $5.5 million in charges related to restructuring the company’s electrical manufacturing facilities in the U.S., Europe and Mexico.

     Year-to-date Electrical segment sales and earnings were $763.5 million and $34.0 million, compared to $777.5 million and $12.7 million last year. 2003 electrical segment sales reflect favorable foreign currency of approximately $30 million, which was more than offset by the significant weakness in demand, particularly for high-voltage connectors and switchgear used by utility customers. 2002 earnings included $29.9 million in charges related to the aforementioned manufacturing restructuring.

     Third quarter 2003 sales in the Steel Structures segment were $23.5 million compared to $32.0 million in the year-ago period. Segment earnings were $2.7 million, compared to $5.2 million in the third quarter 2002. Over the course of the past year, demand in this segment has significantly softened as electrical utilities have delayed spending on expanding the power transmission grid. Accordingly, the company has taken appropriate action to adjust the expense base in this segment while remaining prepared for a pick up in demand. Year-to-date Steel Structures segment sales and earnings were $66.9 million and $4.2 million, compared to $100.7 million and $14.0 million last year.

     Third quarter 2003 sales in the company’s Communications segment were $23.7 million compared to $15.1 million in the same quarter 2002. The segment earned $3.4 million compared to a loss of $4.0 million in the year-earlier period. Sales and earnings in the 2002 period were adversely impacted by a $4.6 million charge for exposure associated with the bankruptcy of a cable TV customer. The improvement in sales is due to a slight pick up in maintenance spending by cable system operators and market share gains, while tight expense management also contributed to this segment’s improvement in earnings. Year-to-date Communications segment sales and earnings were $65.1 million and $8.6 million, compared to $67.8 million and a loss of $0.1 million last year.

     Sales in the HVAC segment were $25.8 million for the third quarter 2003, compared to $24.5 million in the year-earlier period. The sales increase is due largely to a small acquisition completed in late 2002. The segment reported earnings of $1.4 million and $2.3 million in the third quarter 2003 and 2002, respectively. The decline in segment earnings is due, in part, to product and geographic sales mix. Year-to-date HVAC segment sales and earnings were $77.3 million and $3.2 million, compared to $64.8 million and $3.7 million last year.

YEAR-TO-DATE CONSOLIDATED RESULTS

     For the first nine months of 2003, Thomas & Betts reported sales of $972.8 million, earnings from operations of $44.6 million and net income of $23.5 million, or $0.40 per basic and fully diluted share. For the same period 2002, sales were $1.0 billion, earnings from operations were $26.6 million and the company reported a net loss of $66.7 million, or $1.14 loss per share. 2003 year to date sales reflect a favorable foreign currency impact of approximately $30 million. The prior-year nine-month net results included a net-of-tax charge of $44.8 million for the impairment of goodwill taken in the first quarter 2002.

DIRECTIONAL GUIDANCE

     Thomas & Betts expects year-over-year fourth quarter sales to be relatively flat, while earnings from operations, as a percentage of sales, should improve as the company realizes continued benefit from operational improvements. The company also expects a strong cash performance in the fourth quarter.

     “Each of our businesses have identified additional internal opportunities to continue to refine and improve their performance, which we expect will contribute to improved fourth quarter operating earnings,” said Dunnigan. “In addition, we expect a strong cash performance in the fourth quarter, which will enhance our already very solid cash position.”

CORPORATE OVERVIEW

     Thomas & Betts Corporation (NYSE:TNB) is a leading designer and manufacturer of connectors and components for electrical and communication markets, engineered steel structures used for utility transmission, lighting and wind towers, and industrial heating units. Headquartered in Memphis, Tenn., the company has manufacturing, distribution and office facilities worldwide. The company had sales of $1.3 billion in 2002.

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     This press release includes forward-looking statements that are subject to many uncertainties in the company’s operations, business, economic and political environment. Forward-looking statements are identified by terms such as “achieve”, “guidance”, “expect”, “believe”, “anticipate” and “plan.” Such uncertainties, which are discussed further in the company’s annual, quarterly and current filings with the Securities and Exchange Commission, may cause the actual results of the company to be materially different from any future results expressed or implied by such forward-looking statements.

NOTE: The attached financial tables support the information provided in this news release:
Condensed Consolidated Statements of Operations
Segment Information
Condensed Consolidated Balance Sheets
Condensed Consolidated Statements of Cash Flows

CONTACT: Tricia Bergeron (901) 252-8266	Email: tricia.bergeron@tnb.com

CONFERENCE CALL AND WEBCAST INFORMATION

     Thomas & Betts will hold a conference call/webcast to discuss the company’s third quarter 2003 results on Tuesday, October 21, 2003 at 11:00 am EDT (10:00 am CDT). To access the call, please call (773) 756-4786 (the ID for the call is “TNB”). The call can also be accessed via the Thomas & Betts corporate website at www.tnb.com. The conference call will be recorded and available for replay through 12:00 midnight EDT on Friday, October 24, 2003. To access the replay, please call (402) 998-0723 (no password required). The recorded web cast will also be available at www.tnb.com.

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Operations
(In thousands, except per share data)
(Unaudited)

	Quarter Ended		Year to Date

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

Net sales	$338,691	$327,469	$972,834	$1,010,799
Cost of sales	254,172	245,704	719,760	767,756

Gross margin	84,519	81,765	253,074	243,043
Gross margin — % of net sales	25.0%	25.0%	26.0%	24.0%
Selling, general and administrative	66,950	68,342	208,500	214,747
Selling, general and administrative — % of net sales	19.8%	20.9%	21.4%	21.2%
Provision — restructured operations	—	59	—	1,685

Earnings from operations	17,569	13,364	44,574	26,611
Income from unconsolidated companies	441	936	1,853	2,036
Interest expense — net	(9,682)	(10,216)	(27,101)	(28,696)
Other (expense) income — net	7,771	(19,472)	7,400	(19,031)

Earnings (loss) before income taxes	16,099	(15,388)	26,726	(19,080)
Income tax provision (benefit)	4,347	(4,771)	3,216	2,815

Net earnings (loss) before cumulative effect of an accounting change	11,752	(10,617)	23,510	(21,895)
Cumulative effect of an accounting change	—	—	—	(44,815)

Net earnings (loss)	$11,752	$(10,617)	$23,510	$(66,710)

Basic earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.20	$(0.18)	$0.40	$(0.37)
Cumulative effect of an accounting change	—	—	—	(0.77)

Net earnings (loss)	$0.20	$(0.18)	$0.40	$(1.14)

Diluted earnings (loss) per share:
Net earnings (loss) before cumulative effect of an accounting change	$0.20	$(0.18)	$0.40	$(0.37)
Cumulative effect of an accounting change	—	—	—	(0.77)

Net earnings (loss)	$0.20	$(0.18)	$0.40	$(1.14)

Average shares outstanding:
Basic	58,466	58,298	58,428	58,266
Diluted	58,473	58,298	58,433	58,266

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Segment Information
(In thousands)
(Unaudited)

	Quarter Ended		Year to Date

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

Net sales:
Electrical	$265,666	$255,793	$763,505	$777,469
Steel Structures	23,545	32,028	66,856	100,734
Communications	23,723	15,110	65,138	67,805
HVAC	25,757	24,538	77,335	64,791

Total net sales	$338,691	$327,469	$972,834	$1,010,799

Segment earnings (loss):
Electrical	$14,259	$10,836	$34,021	$12,742
Steel Structures	2,680	5,190	4,202	14,023
Communications	3,375	(3,961)	8,626	(149)
HVAC	1,353	2,294	3,235	3,716

Total reportable segment earnings (loss)	21,667	14,359	50,084	30,332
Total reportable segment earnings (loss) — % of net sales	6.4%	4.4%	5.1%	3.0%
Interest expense — net	(9,682)	(10,216)	(27,101)	(28,696)
Other (expense) income — net	4,114	(19,531)	3,743	(20,716)

Earnings (loss) before income taxes	$16,099	$(15,388)	$26,726	$(19,080)

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Balance Sheets
(In thousands)
(Unaudited)

	September 28,	December 29,
	2003	2002

ASSETS
Current assets:
Cash and cash equivalents	$305,805	$177,994
Marketable securities	21,979	65,863
Receivables — net	197,530	161,091
Inventories — net	191,469	182,282
Other current assets	70,638	117,701

Total current assets	787,421	704,931
Property, plant and equipment — net	305,319	287,415
Goodwill — net	447,804	437,175
Investments in unconsolidated companies	121,588	121,575
Other assets	84,028	68,660

Total assets	$1,746,160	$1,619,756

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt	$127,640	$65,126
Accounts payable	111,044	109,479
Accrued liabilities	113,116	113,406
Income taxes payable	6,916	9,148

Total current liabilities	358,716	297,159
Long-term debt	557,063	559,982
Other long-term liabilities	148,204	138,479
Shareholders’ equity	682,177	624,136

Total liabilities and shareholders’ equity	$1,746,160	$1,619,756

THOMAS & BETTS CORPORATION AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows
(in thousands)
(Unaudited)

	Quarter Ended		Year to Date

	September 28,	September 29,	September 28,	September 29,
	2003	2002	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES:
Net earnings (loss)	$11,752	$(10,617)	$23,510	$(66,710)
Cumulative effect of an accounting change	—	—	—	44,815

Net earnings (loss) before cumulative effect of an accounting change	11,752	(10,617)	23,510	(21,895)
Adjustments:
Depreciation and amortization	14,007	11,780	39,530	38,049
Provision — restructured operations	—	59	—	1,685
Changes in operating assets and liabilities — net:
Receivables	(11,677)	5,676	(28,288)	3,616
Inventories	12,725	(8,666)	10,232	803
Accounts payable	351	(1,072)	(2,605)	1,635
Other	12,014	30,543	(9,659)	30,291

Net cash provided by (used in) operating activities	39,172	27,703	32,720	54,184
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of and investments in businesses	—	(5,079)	—	(5,079)
Purchases of property, plant and equipment	(5,103)	(5,095)	(19,392)	(16,998)
Proceeds from (investments in) marketable securities	210	(6,074)	48,336	(47,373)
Other	32	1,877	266	3,603

Net cash provided by (used in) investing activities	(4,861)	(14,371)	29,210	(65,847)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net proceeds (repayment) from long-term debt and other borrowings	(1,806)	(1,546)	59,850	(9,522)
Other	—	—	—	248

Net cash provided by (used in) financing activities	(1,806)	(1,546)	59,850	(9,274)

EFFECT OF EXCHANGE RATE ON CASH:	(2,206)	(215)	6,031	3,239

Net increase (decrease) in cash and cash equivalents	30,299	11,571	127,811	(17,698)
Cash and cash equivalents at beginning of period	275,506	205,574	177,994	234,843

Cash and cash equivalents at end of period	$305,805	$217,145	$305,805	$217,145

Cash payments for interest	$18,520	$18,082	$38,586	$41,570
Cash payments for income taxes	$2,521	$(12,113)	$13,231	$(51,513)